UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 3)
________________________

Amrecorp Realty Fund II
(Name of Subject Company)

Robert J. Werra
(Names of Filing Persons - Offeror)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(Cusip Number of Class of Securities)

Robert J. Werra 2800 North Dallas Parkway Suite 100 Plano, Texas 75093 Telephone: (972) 836-8000	Copies to: C. William Blair, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3553

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$1,445,800	$44.39

*
Fee previously paid.  For purposes of calculating amount of filing fee only.  The transaction valuation is based on the offer to purchase 14,458 units of limited partnership interest of Amrecorp Realty Fund at a purchase price of $100.00 per unit.  The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is the Transaction Value multiplied by 0.0000307.

☐      Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44.39	Filing Party: Robert J. Werra
Form or Registration No.: Schedule TO-T	Date Filed: May 10, 2007

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒      third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☒      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 further amends and supplements the combined Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule TO”) filed by Robert J. Werra (the “Purchaser”) on May 10, 2007.  This Schedule TO relates to the offer by the Purchaser to purchase all outstanding units of limited partnership interest (the “Units”) of Amrecorp Realty Fund II, a Texas limited partnership (the “Partnership”), at $100.00 per Unit, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2006, and in the related Letter of Transmittal (the “Offer”)

The Offer expired, and Robert J. Werra has accepted for payment 225 Units tendered in the Offer.  As a result of the completion of the Offer, Mr. Werra owns 311 Units.

SIGNATURE

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

                                  ____/s/ /Robert J. Werra________
                                              Robert J. Werra